HypoVereinsbank

Member of UniCredit Group

Securities & Exchange Commission
Judiciary [redacted]
450 Fifth
Washingto
USA

07021050

CFI - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, January 9th, 2007

Hypotheken Und Wechsel Bank

Re: Bayerische ~~Hypo- und Vereinsbank~~ AG („HypoVereinsbank") File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated January 31th, 2007 commenting on HypoVereinsbank and Pioneer Investments agreeing on sale of Nordinvest.

You will receive the items listed above in both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

By: [signature]
Name: Susan Eckenberg
Title: IR Manager

PROCESSED

FEB 16 2007

THOMSON FINANCIAL

By: [signature]
Name: Kaevan Gazdar
Title: IR Manager

Enclosure

HypoVereinsbank Member of UniCredit Group

PIONEER Investments®

INVESTOR RELATIONS RELEASE **JANUARY 31, 2007**

Pioneer Investments and HypoVereinsbank agree on sale of Nordinvest

Munich, Germany/Milan, Italy, 31 January 2007. Pioneer Global Asset Management S.p.A. (PGAM) and HypoVereinsbank (HVB) have reached an agreement on the sale of NORDINVEST Norddeutsche Investment-Gesellschaft mbH to PGAM. The purchase agreement has already been notarised. The consolidation of asset management competence at Pioneer Investments means that HVB can, in future, make even more intensive use of the advantages of its global asset management partner who will provide a correspondingly wide product range for the entire group and its customers.

"It is our objective to integrate Nordinvest in the Pioneer Investments Group and, at the same time, preserve its entrepreneurial spirit as an innovative investment provider," says Giordano Lombardo, Deputy CEO of Pioneer Global Asset Management S.p.A.

Dominik Kremer, Head of the Supervisory Board of Pioneer Investments Kapitalanlagegesellschaft mbH, is the new Chairman of the Supervisory Board of Nordinvest. He has taken over the post from Udo Bandow. Bandow co-founded Nordinvest in 1969 and made a substantial contribution to its successful positioning as a specialist for innovative investment fund concepts. Angelo Forloni, Global Chief Operation Officer of Pioneer Global Asset Management S.p.A., has followed Frank Diegel as member of the Supervisory Board.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

INVESTOR RELATIONS RELEASE 31. JANUAR 2007

Pioneer Investments und HypoVereinsbank einigen sich über Nordinvest-Verkauf

München/Mailand, 31. Januar 2007. Die Pioneer Global Asset Management S.p.A. (PGAM) und die HypoVereinsbank (HVB) haben sich über den Verkauf der NORDINVEST, Norddeutsche Investment-Gesellschaft mbH, an die PGAM geeinigt. Der Kaufvertrag wurde bereits notariell beurkundet. Die HVB kann durch die Bündelung der Asset-Management-Kompetenz bei Pioneer Investments künftig noch intensiver die Vorteile ihres globalen Asset-Management-Partners nutzen, der für den gesamten Konzern und die Kunden die entsprechend breite Produktpalette liefert.

„Unser Ziel ist es, Nordinvest in die Pioneer Investments-Gruppe einzubinden und dabei deren Unternehmergeist als innovativer Anbieter zu wahren", sagt Giordano Lombardo, Deputy CEO der Pioneer Global Asset Management S.p.A.

Dominik Kremer, Aufsichtsratschef der Pioneer Investments Kapitalanlagegesellschaft mbH, ist neuer Aufsichtsratsvorsitzender der Nordinvest. Er hat den Posten von Udo Bandow übernommen. Bandow hatte die Nordinvest 1969 mit gegründet und war maßgeblich an ihrer erfolgreichen Positionierung als Spezialist für innovative Fonds-Konzepte beteiligt. Angelo Forloni, Global Chief Operation Officer der Pioneer Global Asset Management S.p.A., folgte auf Frank Diegel als Aufsichtsratsmitglied.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

END